UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Conceptus, Inc.

(Name of Issuer)

Common Stock, par value $0.003 per share

(Title of Class of Securities)

206016 10 7

(CUSIP Number)

Alan E. Salzman

VantagePoint Venture Partners

1001 Bayhill Drive, Suite 300

San Bruno, CA  94006

(650) 866-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to a subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206016 10 7

1.	Name of Reporting Person. VantagePoint Venture Partners IV(Q), L.P. SS or I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: Less than 5%

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: Less than 5%

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Less than 5%

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5%

14.	Type of Reporting Person PN

CUSIP No. 206016 10 7

1.	Name of Reporting Person. VantagePoint Venture Partners IV, L.P. SS or I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: Less than 5%

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: Less than 5%

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Less than 5%

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5%

14.	Type of Reporting Person PN

CUSIP No. 206016 10 7

1.	Name of Reporting Person. VantagePoint Venture Partners IV Principals Fund, L.P. SS or I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: Less than 5%

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: Less than 5%

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Less than 5%

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5%

14.	Type of Reporting Person PN

CUSIP No. 206016 10 7

1.	Name of Reporting Person. James D. Marver SS or I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: Less than 5%

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: Less than 5%

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Less than 5%*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5%

14.	Type of Reporting Person IN

* Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of his pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 206016 10 7

1.	Name of Reporting Person. Alan E. Salzman SS or I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: Less than 5%

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: Less than 5%

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Less than 5%*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5%

14.	Type of Reporting Person IN

* Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of his pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

CUSIP No. 206016 10 7

1.	Name of Reporting Person. VantagePoint Venture Associates IV, L.L.C. SS or I.R.S. Identification No. of Above Person

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: Less than 5%

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: Less than 5%

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Less than 5%*

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) Less than 5%

14.	Type of Reporting Person PN

* Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein except to the extent of its pecuniary interest therein and declares that this Schedule 13D shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby.

Item 1.  Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on August 22, 2005 by the Reporting Persons (the “Schedule 13D”) with respect to the shares of common stock, $0.003 par value per share (“Common Stock”), of Conceptus, Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth below.  All capitalized terms not defined herein shall have the same meaning as in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 (a), (c) and (e) of the Schedule 13D are hereby amended and replaced with the following:

(a)                                  The Reporting Persons do not beneficially own, either individually or in the aggregate, more than five percent of the shares of Common Stock as a result of recent sales of Common Stock.

(c)                                  Between June 1, 2009 and July 2, 2009, the Reporting Persons sold 1,327,621 shares of Common Stock at per share prices ranging from $16.0000 to $16.9836.  All sales were effected in the open market.

(e)                                  On July 2, 2009, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Signature

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 15, 2009

Vantage Point Venture Partners IV (Q), L.P.

By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner

By:	/s/ Alan E. Salzman
Name: Alan E. Salzman
Title: Managing Member

Vantage Point Venture Partners IV, L.P.

By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner

By:	/s/ Alan E. Salzman
Name: Alan E. Salzman
Title: Managing Member

Vantage Point Venture Partners IV Principals Fund, L.P.

By: VantagePoint Venture Associates IV, L.L.C.,
Its General Partner

By:	/s/ Alan E. Salzman
Name: Alan E. Salzman
Title: Managing Member

Vantage Point Venture Associates IV, L.L.C.

By:	/s/ Alan E. Salzman
Name: Alan E. Salzman
Title: Managing Member

/s/ James D. Marver
James D. Marver

/s/ Alan E. Salzman
Alan E. Salzman